DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/16/08
1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein
2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
7. SOLE VOTING POWER
2,524,268
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
2,524,268
10. SHARED DISPOSITIVE POWER
0
 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,524,268
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
22.69%
___________________________________________________________

14. TYPE OF REPORTING PERSON
IA

The following constitutes Amendment # 2 to the 13d filed on 02/19/2008 by the reporting person. This amendment # 2 amends the schedule 13d as specifically set forth.

ITEM 4: ITEM 4 is amended as follows.
ITEM 4. PURPOSE OF TRANSACTION
At the next annual meeting of the Fund
the filing group intends to propose converting the Fund into an open-end fund and to elect directors that will support such a proposal.

ITEM 5: ITEM 5 is amended as follows.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Annual report dated August 31, 2007 there were 11,122,822 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.
a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 2,524,268 shares of RYJ or 22.69% of the outstanding shares.
b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.
c) During the past 60 days the following shares of RYJ were purchased, unless previously reported (there were no sales):

trade date	# shares	Price ($)
3/17/08		23,000		14.79
3/18/08		2,600		15.35
3/24/08		5,800		15.71
3/25/08		1,100		15.74
3/26/08		15,600		15.81
3/27/08		3,100		15.80
3/31/08		1,000		15.49
4/01/08		2,100		15.76
4/07/08		18,555		16.25
4/08/08		20,000		16.13
4/09/08		17,300		15.96
4/10/08		4,025		15.98
4/11/08		1,900		15.78
4/14/08		10,000		15.72
4/15/08		1,300		15.65



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: 4/16/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP